Exhibit 99.5

"COMPUTERSHARE"

510 Burrard Street,
Vancouver, BC V6C 3B9
Tel.: (604) 661-9400 Fax: (604) 683-3694

September 24, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Linux Gold Corp. AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General
2. Class of Securities Entitled to Receive Notice : Common
3. Class of Securities Entitled to Vote : Common
4. CUSIP Number : 53612Q101
5. Record Date for Notice : July 14, 2003
6. Record Date for Voting : July 14, 2003
7. Beneficial Ownership Determination Date : July 14, 2003
8. Meeting Date : MEETING CANCELLED
9. Meeting Location : Richmond, BC
10. Business : Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"

Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694